UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

(Amendment No.    )

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

Filed by the Registrant  ☐                             Filed by a Party other than the Registrant  ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

BROADWAY FINANCIAL CORPORATION

(Name of Registrant as Specified In Its Charter)

COMMERCE HOME MORTGAGE, LLC

THE CAPITAL CORPS, LLC

TCC MANAGER, LLC

SUGARMAN ENTERPRISES, INC.

STEVEN A. SUGARMAN

CARLOS SALAS

ANTONIO VILLARAIGOSA

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY PROXY STATEMENT, SUBJECT TO COMPLETION

DATED JUNE 15, 2020

2020 ANNUAL MEETING OF STOCKHOLDERS

OF

BROADWAY FINANCIAL CORPORATION

PROXY STATEMENT

OF

COMMERCE HOME MORTGAGE, LLC

THE CAPITAL CORPS, LLC

TCC MANAGER, LLC

SUGARMAN ENTERPRISES, INC.

STEVEN A. SUGARMAN

CARLOS SALAS

ANTONIO VILLARAIGOSA

June [    ], 2020

To Our Fellow Broadway Financial Stockholders:

This Proxy Statement and the accompanying GOLD proxy card are being furnished to Stockholders (the “Stockholders”) of Broadway Financial Corporation, 5055 Wilshire Boulevard, Suite 500, Los Angeles, California 90036 (“Broadway Financial” or the “Company”) in connection with the solicitation of proxies by Commerce Home Mortgage, LLC and the other Participants (as hereinafter defined), to be used at the 2020 Annual Meeting (the “Annual Meeting”) of Stockholders of Broadway Financial, which is scheduled to be held on Wednesday, June 24, 2020 as a virtual meeting conducted through the Internet, and at any postponements or adjournments thereof. This Proxy Statement and the GOLD proxy card are first being furnished to Stockholders on or about [    ].

At the Annual Meeting, the Participants will seek your support for the following proposals:

•	to vote FOR the election Antonio Villaraigosa as the Participants’ nominee (the “Nominee”) to the Board of Directors (“Board”) of Broadway Financial;

•	to WITHHOLD your vote from Virgil Roberts and Daniel Medina as directors of Broadway Financial; and

•	to vote on an advisory (non-binding) basis AGAINST the Company’s proposal on executive compensation.

Our GOLD proxy card will also allow you to vote on the following proposals that are being presented by the Company for Stockholder consideration at the Annual Meeting:

•	To ratify the appointment of Moss Adams LLP as the independent registered public accounting firm for Broadway Financial for its fiscal year ending December 31, 2020; and

•	To cast an advisory (non-binding) vote as to whether the stockholder vote required to approve the compensation of named executive officers should occur every 1, 2, or 3 years.

We believe Broadway Financial’s Board would be enhanced by electing Antonio Villaraigosa to the Board. Mayor Villaraigosa is a proven public executive who presided as Mayor of the City of Los Angeles from 2005 to 2013, when he entered the private sector to work with Banc of California Inc. and later The Capital Corps, LLC, providing strategic leadership. Mayor Villaraigosa has a proven track record of finding solutions for the Los Angeles community and working with financial services businesses to fulfill this purpose. Mayor Villaraigosa has advised a highly successful bank in the execution of its growth and profitability initiatives in the same market as Broadway. He has also helped to launch and grow as its chairman a successful consumer lender that itself is a CDFI, which over the past three years has grown originations from zero to an annual run-rate of over $5 billion.

Importantly, Mayor and now chairman Villaraigosa’s work within the financial services industry has resulted in building highly profitable organizations driving substantial community impact.

Moreover, Mayor Villaraigosa has a long-standing collaborative relationship with Broadway Financial’s Board and management team (including, for example, in addressing educational needs in Los Angeles’ minority and low-income communities). We are confident he will be an influential and positive voice in helping to redirect Broadway Financial to its community mission and increased profitability and growth.

Mayor Villaraigosa has consented to being named in this Proxy Statement and, if elected, to serve as a director.

THE PARTICIPANTS URGE YOU TO VOTE THE GOLD PROXY CARD FOR MAYOR ANTONIO VILLARAIGOSA AS DIRECTOR.

The Nominee and each of the other Participants have no interest in Broadway Financial other than through the beneficial ownership (if any) of shares of the Company’s voting common stock, par value $0.01 per share (the “Voting Common Stock”) or other securities (if any) of Broadway Financial, except as disclosed herein, including the Annexes hereto.

MAYOR VILLARAIGOSA IS COMMITTED TO ACTING IN THE BEST INTEREST OF ALL STOCKHOLDERS OF BROADWAY FINANCIAL. THE PARTICIPANTS URGE YOU TO VOTE YOUR GOLD PROXY CARD FOR MAYOR VILLARAIGOSA.

IMPORTANT

According to the Company Proxy Statement, its Bylaws, and applicable law, the election of the Nominee requires the affirmative vote of a plurality of the votes cast by the holders of Broadway Financial’s Voting Common Stock at a meeting at which a quorum is present in person or represented by proxy. As a result, your vote is extremely important. We urge you to mark, sign, date, and return the enclosed GOLD proxy card to vote FOR the election of the Nominee.

WE URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY BROADWAY FINANCIAL. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A LATER-DATED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE, EXECUTING A VOTE VIA INTERNET OR TELEPHONE, OR BY VOTING AT THE ANNUAL MEETING. SEE “VOTING PROCEDURES” AND “PROXY PROCEDURES” BELOW.

To facilitate timely receipt of your proxy despite any potential systems disruption due to coronavirus (COVID-19), we encourage you to vote by telephone or via the Internet following the instructions set forth on the enclosed GOLD proxy card TODAY.

If you participate in the Annual Meeting and you beneficially own shares of Voting Common Stock but are not the record owner, your mere attendance at the Annual Meeting WILL NOT be sufficient to cancel your prior given proxy card. You must have written authority from the record owner to vote the shares of Voting Common Stock in its name at the meeting. Contact Mackenzie Partners, Inc. at the number shown in this Proxy Statement for assistance or if you have any questions.

If you have any questions or require any assistance in executing your proxy, please call:

MACKENZIE PARTNERS, INC.

1407 Broadway

New York, New York 10018

proxy@mackenziepartners.com

Call Collect: (212) 929-5500

Toll-Free: (800) 322-2885

THE PROXY STATEMENT, AS WELL AS OTHER PROXY MATERIALS DISTRIBUTED BY THE PARTICIPANTS, ARE AVAILABLE FREE OF CHARGE ONLINE AT [●].

Only holders of record of Broadway Financial’s Voting Common Stock as of the close of business on May 1, 2020 (the “Record Date”) are entitled to a notice of, and to vote at the Annual Meeting or any postponement or adjournment thereof. Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each share of Voting Common Stock of Broadway Financial held on the Record Date.

According to the Company’s Proxy Statement in respect of the Annual Meeting (the “Company Proxy Statement”), there were 19,282,571 shares of Voting Common Stock issued and outstanding as of the Record Date. As of the Record Date, the Participants and their affiliates beneficially owned an aggregate of 1,846,154 shares of Voting Common Stock, which represented approximately 9.57% of the shares of Voting Common Stock issued and outstanding as of the Record Date. The Participants and their affiliates intend to vote such shares of Voting Common Stock FOR the election of the Nominee, to WITHHOLD their votes from the Company’s nominees for director, and to vote AGAINST the Company’s proposal on executive compensation.

VOTE FOR THE NOMINEE BY USING THE ENCLOSED GOLD PROXY TO VOTE TODAY – BY TELEPHONE, BY INTERNET, OR BY MARKING, SIGNING, DATING AND RETURNING THE GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU.

PARTICIPANTS IN SOLICITATION OF PROXIES

In addition to the Nominee, Mayor Villaraigosa, the participants in the solicitation of proxies (the “Participants”) from Stockholders of Broadway Financial consist of the following: Commerce Home Mortgage, LLC (“Commerce Home Mortgage”), a California limited liability company; The Capital Corps, LLC (“Capital”), a California limited liability company; TCC Manager, LLC (“Manager”), a California limited liability company; Sugarman Enterprises, Inc. (“Enterprises”), a California corporation; Steven A. Sugarman, a citizen of the United States; and Carlos Salas, a citizen of the United States. The business address of each of the Participants is 16845 Von Karman Avenue, Suite #200, Irvine CA 92606.

Commerce Home Mortgage directly owns 1,846,154 shares of Voting Common Stock.

Capital directly owns no shares of common stock in the Company (“Shares”). However, as a result of being the wholly-owning direct parent of Commerce Home Mortgage, Capital has shared voting power over and thus beneficial ownership of the 1,846,154 shares of Voting Common Stock owned by Commerce Home Mortgage pursuant to Rule 13d-3 (“Rule 13d-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Manager directly owns no Shares. However, as a result of being in control of Capital, which wholly owns Commerce Home Mortgage, Manager has shared voting power over and thus beneficial ownership of the 1,846,154 shares of Voting Common Stock owned by Commerce Home Mortgage pursuant to Rule 13d-3 under the Exchange Act. Pursuant to their internal management structures, Manager retains express, full and exclusive control over the voting and disposition of the shares of Voting Common Stock owned by Commerce Home Mortgage, which control is exercised by and thus shared with Mr. Sugarman and Enterprises.

Enterprises directly owns no Shares. However, as a result of being in control of Manager, which controls Capital, which wholly owns Commerce Home Mortgage, Enterprises has shared voting power over and thus beneficial ownership of the 1,846,154 shares of Voting Common Stock owned by Commerce Home Mortgage pursuant to Rule 13d-3 under the Exchange Act.

Mr. Sugarman directly owns no Shares. However, as a result of wholly-owning Enterprises, which controls Manager, which controls Capital, which wholly owns Commerce Home Mortgage, Mr. Sugarman has shared voting power over and thus beneficial ownership of the 1,846,154 shares of Voting Common Stock owned by Commerce Home Mortgage pursuant to Rule 13d-3 under the Exchange Act. Mr. Sugarman has an indirect interest in a portion of the same 1,846,154 shares of Voting Common Stock already reported above by virtue of an indirect ownership in Capital.

Neither Mr. Salas nor Mr. Villaraigosa own beneficially or of record any securities of Broadway Financial. Mr. Villaraigosa, by virtue of his relationship with Capital, is the beneficial owner of the 1,846,154 shares of Voting Common Stock owned by Commerce Home Mortgage. Each of the participants (other than Commerce) named herein and Mr. Villaraigosa disclaims beneficial ownership of any Shares.

Annex A attached hereto sets forth, as to the Nominee and the other Participants, all transactions in securities of Broadway Financial effected during the past two years and their beneficial ownership of securities of Broadway Financial.

With respect to each Participant (including the Nominee), except as set forth herein or in any of the Annexes attached hereto, (i) such Participant is not, nor was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Broadway Financial, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (ii) neither such Participant nor any of such Participant’s associates have any arrangement or understanding with any person with respect to (A) any future employment by Broadway Financial or its affiliates or (B) any future transactions to which Broadway Financial or any of its affiliates will or may be a party; and (iii) neither such Participant nor any of such Participant’s associates have a direct or indirect material interest in any transaction or series of similar transactions since the beginning of Commerce Home Mortgage’s last fiscal year or any currently proposed transactions or series of similar transactions to which Broadway Financial or any of its subsidiaries was or is to be a party in which the amount involved exceeds $120,000. No Participant has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the past ten years.

The New York Stock Exchange’s rules, which apply to banks, brokers and other member organizations, do not permit brokers to exercise discretionary voting authority with respect to any proposal on a proxy where there is a contested election, which is the case here. Further, broker non-votes will not count for purposes of calculating whether a quorum is present.

Proposal #1 – Vote FOR the election of Antonio Villaraigosa to the Board

Pursuant to Section 3.4 of the Company’s Bylaws, nominations for director may be made by any stockholder of record entitled to vote at an annual meeting, if such nomination is submitted not less than 60 and not more than 90 days in advance of the date of the previous year’s annual meeting. Since the Company’s 2019 annual meeting was held on June 26, 2019, nominations were timely if submitted by Saturday, April 27, 2020. On April 8, 2020, Commerce Home Mortgage, a record holder of Voting Common Stock, delivery timely notice in accordance with the foregoing, notifying the Company of its nomination of Antonio Villaraigosa and its intend to seek his election at the Annual Meeting. Mayor Villaraigosa, if elected, would serve a three-year term and hold office until the Company’s 2023 annual meeting or until a successor has been duly elected and qualified. Background information on Mayor Villaraigosa is set forth below.

If elected, our Nominee will be a minority of the directors and will not alone be able to adopt resolutions. However, we believe our Nominee will be able to actively engage other Board members in full discussion of the issues facing the Company and resolve them together. By utilizing his experience and working constructively with the other Board members, we believe our Nominee will be able to bring about positive change at the Company. That experience includes his activities working as a voice for minority and low-income communities and strategically in the Company’s industry. In particular:

•

Mr. Villaraigosa served as Mayor of the City of Los Angeles from 2005 to 2013. As Mayor, Mr. Villaraigosa spearheaded policies to improve student outcomes in the Los Angeles Unified School District, reduce city and highway traffic, and enhance public safety.

•

Mr. Villaraigosa served as Strategic Advisor at Banc of California Inc. from July 2013 to November 2016, where he advised in the execution of its growth and profitability initiatives. Banc of California Inc. operates in the same market as Broadway.

•	Mr. Villaraigosa currently serves as chairman of The Capital Corps, LLC, providing strategic leadership.

•

Mr. Villaraigosa helped to launch and grow The Capital Corps, LLC which has over the past three years grown originations from zero to an annual run-rate of over $5 billion. The Capital Corps, LLC and its subsidiary Commerce Home Mortgage are Community Development Financial Institutions, as is the Company.

Commerce Home Mortgage has an interest in the election of directors at the Annual Meeting indirectly through the beneficial ownership of Voting Common Stock, as described above. The Nominee will not receive any compensation from any of the Participants or any of their affiliates in connection with this proxy solicitation.

The Nominee currently qualifies to be an “independent director” under the independence requirements of The Nasdaq Stock Market LLC or the independence standards applicable to the Company under paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended.

ANTONIO VILLARAIGOSA, age 67

Mayor Villaraigosa is a proven public executive who presided as Mayor of the City of Los Angeles from 2005 to 2013, when he entered the private sector as a Strategic Advisor for the Banc of California Inc. and later joined The Capital Corps, LLC, where he currently serves as its Chairman. Mayor Villaraigosa has a proven track record of finding solutions for the Los Angeles community and working with financial services businesses to fulfill this purpose. Mayor Villaraigosa has advised a highly successful bank in the execution of its growth and profitability initiatives in the same market as Broadway. He has also helped to launch and grow as its chairman a successful consumer lender that itself is a CDFI, which over the past three years has grown originations from zero to an annual run-rate of over $5 billion. Importantly, Mayor and now chairman Villaraigosa’s work within the financial services industry has resulted in building highly profitable organizations driving substantial community impact.

Moreover, Mayor Villaraigosa has a long-standing collaborative relationship with the Company’s Board and management team (including, for example, in addressing educational needs in Los Angeles’ minority and low-income communities). We are confident he will be an influential and positive voice in helping to redirect Broadway Financial to its community mission and increased profitability and growth.

Proposal #2 – WITHHOLD your vote from Virgil Roberts and Daniel Medina

The Company has nominated Virgil Roberts and Daniel Medina to be elected to the Board. If elected, each would serve a three-year term and hold office until the Company’s 2023 annual meeting or until a successor has been duly elected and qualified. We are soliciting Stockholders to WITHHOLD their votes from Messrs. Roberts and Medina.

One of the leading proxy advisory services, Institutional Shareholder Services Inc. (“ISS”) has recommended that Stockholders WITHHOLD their vote from the Company’s nominees, Messrs. Roberts and Medina. ISS advised that “[i]f a company adopts… a long-term poison pill without shareholder approval, adverse votes are generally recommended for all director nominees each year as long as the company maintains a non-shareholder approved long-term poison pill.” Broadway Financial adopted such a plan in September 2019, without shareholder consent.

The Participants intend to, and recommend that you, WITHHOLD your vote from the Company’s nominees, Messrs. Roberts and Medina. WITHHOLDING your vote from Messrs. Roberts and Medina will send a strong message to the Board that the Company’s current direction is untenable. Stockholders wishing to express their disappointment with longstanding and ineffective Board members, Messrs. Roberts and Medina, and the Company’s adoption of an anti-takeover defense provision without shareholder consent, should be sure to WITHHOLD their vote from the Company’s two nominees, in line with the ISS recommendation.

In the event you return the gold proxy card, then you will not be able to vote for any of the Company’s nominees in Proposal #2 (and accordingly, you would only be voting for one of the two director seats).

Proposal #3 – Advisory (Non-Binding) Vote AGAINST the Company’s Executive Compensation Proposal

According to the Company Proxy Statement, the Company will solicit proxies with respect to a proposal for Stockholders to approve, on an advisory (non-binding) basis, the compensation of the Company’s Named Executive Officers as disclosed in the Company Proxy Statement pursuant to the compensation disclosure rules of the SEC. Please refer to the Company Proxy Statement for a discussion of such proposal.

The Participants intend to vote, and recommend that you vote, AGAINST this proposal. ISS noted that its screen yielded “a high concern level, indicating a misalignment between CEO pay and company performance” and that the Company had a lack of risk mitigants.

A vote AGAINST the Company’s executive compensation proposal will send a strong message to the Company that its compensation policies must be more closely aligned with the Company’s performance.

WE STRONGLY URGE YOU TO VOTE FOR THE ELECTION OF ANTONIO VILLARAIGOSA, WITHHOLD YOUR VOTE FROM THE COMPANY’S NOMINEES, VIRGIL ROBERTS AND DANIEL MEDINA, AND VOTE AGAINST THE COMPANY’S EXECUTIVE COMPENSATION PROPOSAL BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT OR BY USING THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES OF VOTING COMMON STOCK REPRESENTED BY THE GOLD PROXY CARD FOR THE ELECTION ANTONIO VILLARAIGOSA, WITHHOLDING YOUR VOTE FROM VIRGIL ROBERTS AND DANIEL MEDINA, AND VOTING AGAINST THE COMPANY’S EXECUTIVE COMPENSATION PROPOSAL.

Other Matters to be Considered at the Annual Meeting

According to the Company Proxy Statement, Broadway Financial is also soliciting proxies with respect to two other proposals. Please refer to the Company Proxy Statement for a detailed discussion of these proposals, including various arguments in favor of and against such proposals. These proposals are outlined below. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL OF THE SHARES OF VOTING COMMON STOCK REPRESENTED BY YOUR GOLD PROXY CARD IN FAVOR OF PROPOSAL 4, AND FOR 1 YEAR, ON PROPOSAL 5.

Proposal #4 – Ratification of Appointment of Independent Registered Public Accounting Firm

According to the Company Proxy Statement, the Company will solicit proxies with respect to a proposal for Stockholders to ratify the selection of Moss Adams LLP to audit the financial statement of the Company for the fiscal year ending December 31, 2020. Please refer to the Company Proxy Statement for a discussion of such proposal. The Participants intend to vote, and recommend that you vote, FOR this proposal.

Proposal #5 – Advisory (Non-Binding) Vote on Frequency of Advisory Vote on Executive Compensation

According to the Company Proxy Statement, the Company will also solicit proxies with respect to a vote providing Stockholders with the opportunity to cast an advisory vote on whether the advisory vote on executive compensation should be held – every one, two, or three years (say-when-on-pay). Please refer to the Company Proxy Statement for a discussion of such proposal. The Participants intend to vote, and recommend that you vote for “1 YEAR” as the frequency for future advisory votes on executive compensation arrangements.

Other Proposals

The Participants and their affiliates know of no other business to be presented at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that the persons named on the enclosed GOLD proxy card will vote that proxy on such other matters in accordance with their judgment.

Voting Procedures

According to the Company Proxy Statement, the Company’s Bylaws and applicable law, holders of shares of Broadway Financial’s Voting Common Stock, at the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting. Each share of Voting Common Stock outstanding on the Record Date is entitled to one vote on each matter presented at the Annual Meeting.

According to the Company Proxy Statement, the Company’s Bylaws and applicable law, a plurality of votes cast by holders of shares of Voting Common Stock will be required for the election of directors. Plurality means that the individuals who receive the largest number of votes cast are elected as directors, up to the maximum number of directors to be chosen at the meeting.

Consequently, any shares of Voting Common Stock that are withheld or otherwise not voted (whether by abstention or broker non-vote) have no impact in the election of directors (and will not be counted either for or against the election of nominees). In addition, any Shares of Voting Common Stock withheld or otherwise not voted (whether by abstention or broker non-vote) with respect to proposal #3 (the advisory vote against the Company’s executive compensation proposal), proposal # 4 (the ratification of appointment of the independent registered public accounting firm), or proposal #5 (advisory vote on frequency of advisory vote on executive compensation) will have no effect on the voting on such proposal.

A quorum must be present, in person or by proxy, in order for the Company to hold the Annual Meeting. A quorum is the presence by person or by proxy of a majority of the shares of Voting Common Stock issued and outstanding and entitled to vote at the Annual Meeting. The shares of Voting Common Stock represented by a proxy marked “withhold” or “abstain” and broker non-votes (as described below) will be considered present at the Annual Meeting for purposes of determining a quorum.

If you hold your shares of Voting Common Stock through a bank, broker or other nominee and do not provide voting instructions to the record holder of the shares of Voting Common Stock, your shares of Voting Common Stock will not be voted on any proposal on which your broker or nominee does not have discretionary authority to vote. In this case, a “broker non-vote” occurs. Shares of Voting Common Stock constituting broker non-votes are not counted or deemed to be present or represented for the purpose of determining whether Stockholders have approved a matter. The New York Stock Exchange’s rules, which apply to banks, brokers and other member organizations, do not permit brokers to exercise discretionary voting authority with respect to any proposal on a proxy where there is a contested election, which is the case here. Further, broker non-votes will not count for purposes of calculating whether a quorum is present.

The election of directors at the Annual Meeting is a “non-routine matter” and brokers do not have discretionary authority to vote your shares of Voting Common Stock on “non-routine matters.” Therefore, unless you provide specific voting instructions to your broker, your broker will not have discretionary authority to vote your shares of Voting Common Stock for the election of directors at the Annual Meeting and your shares of Voting Common Stock will not be voted for the election of directors. If your shares of Voting Common Stock are held in street name, your broker or nominee has enclosed a voting instruction card with this Proxy Statement. We strongly encourage you to vote your shares of Voting Common Stock by following the instructions provided on the voting instruction card.

According to the Company Proxy Statement, the Company’s Bylaws and applicable law, the Stockholder vote on Proposals 3 (Advisory (Non-Binding) Vote to Approve Executive Compensation), 4 (Ratification of Appointment of Independent Registered Public Accounting Firm), and 5 (Advisory (Non-Binding) Vote on

Frequency of Advisory Vote on Executive Compensation) require the affirmative vote of a majority of the shares of Voting Common Stock voting on the matter. Accordingly, abstentions and broker non-votes will not have any effect in the voting on these proposals.

As explained in the detailed instructions on your GOLD proxy card, there are four ways you may vote. You may:

1.

Sign, date and return the enclosed GOLD proxy card in the enclosed postage-paid envelope. We recommend that you vote on the GOLD proxy card even if you plan to attend the Annual Meeting, which will be held online live via webcast;

2.	Vote via the Internet by following the voting instructions on the GOLD proxy card or the voting instructions provided by your broker, bank or other holder of record.

3.	Vote by telephone by following the voting instructions on the GOLD proxy card or the instructions provided by your broker, bank or other holder of record; or

4.

Vote in person by attending the Annual Meeting which will be held online live via webcast. If you hold your shares of Voting Common Stock through a bank, broker or other custodian, you must obtain a legal proxy from such custodian in order to vote in person at the meeting.

To submit a proxy with voting instructions by telephone please call the telephone number listed on the GOLD proxy card. Proxies may also be submitted over the Internet. Please refer to the GOLD proxy card for the website information. In each case, Stockholders will be required to provide the unique control number which has been printed on each Stockholder’s GOLD proxy card. In addition to the instructions that appear on the GOLD proxy card, step-by-step instructions will be provided by a recorded telephone message for those Stockholders submitting proxies by telephone, or at the designated website for those Stockholders submitting proxies over the Internet. Stockholders submitting their proxies with voting instructions by telephone or over the Internet will receive confirmation on the telephone that their vote by telephone was successfully submitted, and may provide an email address for confirmation that their vote by Internet was successfully submitted.

Whether or not you are able to attend the Annual Meeting, you are urged to complete the enclosed GOLD proxy and return it in the enclosed self-addressed, prepaid envelope. All valid proxies received prior to the meeting will be voted.

If you specify a choice with respect to any item by marking the appropriate box on the proxy, the shares of Voting Common Stock will be voted in accordance with that specification. IF NO SPECIFICATION IS MADE, THE SHARES OF VOTING COMMON STOCK WILL BE VOTED (I) “FOR” ANTONIO VILLARAIGOSA FOR DIRECTOR; (II) AS A “WITHHOLD” FROM MESSRS. ROBERTS AND MEDINA FOR DIRECTOR; (III) “FOR” THE ADVISORY (NON-BINDING) VOTE TO APPROVE EXECUTIVE COMPENSATION; (IV) “FOR” THE RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; (V) FOR “1 YEAR” ON THE ADVISORY (NON-BINDING) VOTE ON FREQUENCY OF ADVISORY VOTE ON EXECUTIVE COMPENSATION; AND (VI) IN THE PROXY HOLDER’S DISCRETION AS TO OTHER MATTERS AS TO WHICH WE HAVE NO KNOWLEDGE AS OF THE DATE HEREOF AND THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING. WE HAVE NO KNOWLEDGE OF ANY SUCH MATTER.

If you have any questions or require any assistance in executing your proxy, please call:

MACKENZIE PARTNERS, INC.

1407 Broadway

New York, New York 10018

proxy@mackenziepartners.com

Call Collect: (212) 929-5500

Toll-Free: (800) 322-2885

PROXY PROCEDURES

IN ORDER FOR YOUR VIEWS TO BE REPRESENTED AT THE ANNUAL MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE OR USE THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET.

The accompanying GOLD proxy card will be voted at the Annual Meeting in accordance with your instructions on such card.

Only holders of record as of the close of business on the Record Date will be entitled to vote. If you were a Stockholder of record on the Record Date, you will retain your voting rights at the Annual Meeting even if you sell such shares of Voting Common Stock after the Record Date. Accordingly, it is important that you vote the shares of Voting Common Stock held by you on the Record Date, or grant a proxy to vote such shares of Voting Common Stock on the GOLD proxy card, even if you sell such shares of Voting Common Stock after the Record Date.

IF YOUR SHARES OF VOTING COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT CAN VOTE SUCH SHARES OF VOTING COMMON STOCK AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS.

ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE ON YOUR BEHALF THE GOLD PROXY CARD AS SOON AS POSSIBLE.

REVOCATION OF PROXIES

Any Stockholder of record may revoke or change his or her proxy instructions at any time prior to the vote at the Annual Meeting by:

•	submitting a properly executed, subsequently dated GOLD proxy card that will revoke all prior proxy cards, including any white proxy cards which you may have submitted to Broadway Financial;

•	instructing Participants by telephone or via the Internet as to how you would like your shares of Voting Common Stock voted (instructions are on your GOLD proxy card);

•

attending the Annual Meeting which will be held online live via webcast, and withdrawing his or her proxy by voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy); or

•	delivering written notice of revocation either to the Participants c/o Mackenzie Partners, Inc., 1407 Broadway, New York, New York 10018, or the Corporate Secretary of Broadway Financial.

Although a revocation is effective if delivered to Broadway Financial, the Participants request that either the original or a copy of any revocation be mailed to them, c/o Mackenzie Partners, Inc., 1407 Broadway, New York, New York 10018, so that the Participants will be aware of all revocations.

IF YOU PREVIOUSLY SIGNED AND RETURNED A WHITE PROXY CARD TO BROADWAY FINANCIAL, WE URGE YOU TO REVOKE IT BY (1) MARKING, SIGNING, DATING AND RETURNING THE GOLD PROXY CARD, (2) INSTRUCTING US BY TELEPHONE OR VIA THE INTERNET AS TO HOW YOU WOULD LIKE YOUR SHARES OF VOTING COMMON STOCK VOTED WITH RESPECT TO THE GOLD PROXY CARD, (3) ATTENDING THE ANNUAL MEETING (WHICH WILL BE HELD ONLINE LIVE VIA WEBCAST) AND VOTING IN PERSON OR (4) DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE PARTICIPANTS OR TO THE CORPORATE SECRETARY OF THE COMPANY.

To facilitate timely receipt of your proxy despite any potential systems disruption due to coronavirus (COVID-19), we encourage you to vote by telephone or via the Internet following the instructions set forth on the enclosed GOLD proxy card TODAY.

COST AND METHOD OF SOLICITATION

Commerce Home Mortgage has retained Mackenzie Partners, Inc. (the “Proxy Solicitor”) to conduct the solicitation, for which the Proxy Solicitor is to receive a fee of up to $50,000, plus expenses.

Commerce Home Mortgage has agreed to indemnify the Proxy Solicitor against certain liabilities and expenses, including certain liabilities under the federal securities laws. Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to the Proxy Solicitor pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy and is therefore unenforceable.

Proxies may be solicited by mail, courier services, Internet, advertising, telephone or telecopier or in person. It is anticipated that the Proxy Solicitor will employ up to 15 persons to solicit proxies from Broadway Financial Stockholders for the Annual Meeting. The total expenditures in furtherance of, or in connection with, the solicitation of proxies is approximately [●] to date, and is estimated to be [●] in total.

The Participants will pay all costs associated with this solicitation. The Participants do not intend to seek reimbursement for the costs and expenses associated with the proxy solicitation in the event that the Nominee is elected to the Board of Directors of Broadway Financial.

The Participants will pay all costs associated with this solicitation. The Participants do not intend to seek reimbursement for the costs and expenses associated with the proxy solicitation in the event that the Nominee is elected to the Board of Directors of Broadway Financial.

ADDITIONAL INFORMATION

Certain information regarding the securities of Broadway Financial held by Broadway Financial’s directors, management and 5% Stockholders is contained in the Company Proxy Statement. Information concerning the date by which proposals of security holders intended to be presented at the next annual meeting of Stockholders of Broadway Financial must be received by Broadway Financial for inclusion in the Company Proxy Statement and form of proxy for that meeting is also contained in the Company Proxy Statement. This information is expected to be contained in Broadway Financial’s public filings. The Participants take no responsibility for the accuracy or completeness of such information contained in Broadway Financial’s public filings.

June [ ], 2020	Commerce Home Mortgage, LLC
The Capital Corps, LLC
TCC Manager, LLC
Sugarman Enterprises, Inc.
Steven A. Sugarman
Carlos Salas
Antonio Villaraigosa

Annex A

Two Year Summary Table:

The following table indicates the date of each purchase and sale of shares of Voting Common Stock, as well as the exercise of call options, by the Participants within the past two years, and the number of shares in each such purchase and sale.

Name	Date	Shares Purchased/Call Options Exercised
Commerce Home Mortgage	May 1, 2019	1,846,154

A-1

PLEASE VOTE TODAY!

SEE REVERSE SIDE

FOR THREE EASY WAYS TO VOTE.

TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE, AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED

BROADWAY FINANCIAL CORPORATION

2020 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED BY COMMERCE HOME MORTGAGE, LLC, THE CAPITAL CORPS, LLC, TCC MANAGER, LLC, SUGARMAN ENTERPRISES, INC., STEVEN A SUGARMAN, CARLOS SALAS AND ANTONIO VILLARAIGOSA (COLLECTIVELY, THE “PARTICIPANTS”)

G O L D	The undersigned, revoking all proxies previously given, hereby appoints and constitutes [●] and [●], or any of them, as attorneys and proxies, with full power of substitution and resubstitution, to represent the undersigned at the Annual Meeting of Stockholders of Broadway Financial Corporation (“Broadway Financial”) to be held on Wednesday, June 24, 2020 at 2:00 p.m., local time as a virtual meeting conducted solely as a live webcast through the Internet, and at any adjournments or postponements thereof, to vote all shares of voting common stock of Broadway Financial held or owned by the undersigned as directed below, and in their discretion upon such other matters as to which we have no knowledge as of the date hereof and as may come before the meeting. We have no knowledge of any such matter.

P R O X Y	Upon proper execution of this proxy, all shares of voting common stock of Broadway Financial held or owned by the undersigned will be voted in the manner directed herein by the undersigned stockholder. IF NO DIRECTION IS MADE WITH RESPECT TO THE ELECTION OF A DIRECTOR OR A PROPOSAL, ALL SUCH SHARES WILL BE VOTED AS FOLLOWS WITH RESPECT TO ANY SUCH DIRECTOR OR PROPOSAL: (I) “FOR” ANTONIO VILLARAIGOSA, (II) “WITHHELD” FROM MESSRS. ROBERTS AND MEDINA, (III) “AGAINST” THE COMPANY’S PROPOSAL ON EXECUTIVE COMPENSATION, (IV) “FOR” PROPOSAL 4, AND (V) FOR “1 YEAR” FOR PROPOSAL 5. IN THE EVENT YOU RETURN YOUR GOLD PROXY CARD, THEN YOU WILL NOT BE ABLE TO VOTE FOR ANY OF THE COMPANY’S NOMINEES IN PROPOSAL #2 (AND ACCORDINGLY, YOU WOULD ONLY BE VOTING FOR ONE OF THE TWO DIRECTOR SEATS). TO VOTE FOR ANY OF THE COMPANY’S NOMINEES, SHAREHOLDERS MUST VOTE ON THE PROXY CARD PREVIOUSLY PROVIDED BY THE COMPANY OR OTHERWISE IN ACCORDANCE WITH THE COMPANY’S INSTRUCTIONS.

YOUR VOTE IS VERY IMPORTANT – PLEASE SUBMIT YOUR PROXY TODAY

(CONTINUED AND TO BE SIGNED AND DATED ON THE REVERSE SIDE.)

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YOUR VOTE IS IMPORTANT

Please take a moment now to vote your shares of Broadway Financial Corporation

Voting Common Stock for the upcoming 2020 Annual Meeting of Stockholders.

PLEASE REVIEW THE PROXY STATEMENT AND VOTE TODAY IN ONE OF THREE WAYS:

1.

Vote by Telephone—Please call toll-free in the U.S or Canada at (800) 322-2885, on a touch-tone phone. If outside the U.S. or Canada, call collect at (212) 929-5500. Please follow the simple instructions. You will be required to provide the unique control number printed below.

OR

2.	Vote by Internet—Please access https://[●], and follow the simple instructions. Please note you must type an “s” after http. You will be required to provide the unique control number printed below.

You may vote by telephone or Internet 24 hours a day, 7 days a week. Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

OR

3.

Vote by Mail—If you do not wish to vote by telephone or over the Internet, please complete, sign, date and return the proxy card in the envelope provided, or mail to Mackenzie Partners, Inc., 1407 Broadway, New York, New York 10018. To facilitate the timely receipt of your proxy despite any potential systems disruption due to COVID-19, we encourage you to vote by telephone or internet today.

TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE, AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED

☒	Please mark your vote as in this example

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COMMERCE HOME MORTGAGE AND THE OTHER PARTICIPANTS RECOMMEND YOU VOTE (I) FOR ANTONIO VILLARAIGOSA, (II) WITHHOLD FROM MESSRS. ROBERTS AND MEDINA, (III) AGAINST THE COMPANY’S EXECUTIVE COMPENSATION PROPOSAL, (IV) FOR PROPOSAL 4, AND (V) FOR “1 YEAR” FOR PROPOSAL 5. BY RETURNING THIS GOLD PROXY CARD TO VOTE FOR THE ELECTION OF ANTONIO VILLARAIGOSA, YOU WILL BE DISENFRANCHISED WITH RESPECT TO THE REMAINING SEAT UP FOR ELECTION AT THE ANNUAL MEETING.

PROPOSAL 1: To vote FOR the Participants’ nominee, Antonio Villaraigosa	FOR ANTONIO VILLARAIGOSA ☐	WITHHOLD FROM ANTONIO VILLARAIGOSA ☐
PROPOSAL 2: To WITHHOLD your vote from the Company’s nominees, (1) Virgil Roberts and (2) Daniel Medina	WITHHOLD FROM ALL COMPANY NOMINEES ☐	WITHHOLD FROM ALL COMPANY NOMINEES EXCEPT THE NOMINEE LISTED BELOW:

PROPOSAL 3: To cast an advisory (non-binding) vote AGAINST Broadway Financial’s executive compensation proposal	AGAINST ☐	FOR ☐	ABSTAIN ☐

PROPOSAL 4: To ratify the appointment of Moss Adams LLP as the independent registered public accounting firm for Broadway Financial for its fiscal year ending December 31, 2020	FOR ☐	AGAINST ☐	ABSTAIN ☐

PROPOSAL 5: To cast an advisory (non-binding) vote as to whether the stockholder vote required to approve the compensation of named executive officers should occur every 1, 2, or 3 years	1 YEAR ☐	2 YEARS ☐	3 YEARS ☐	ABSTAIN ☐

In their discretion, the proxy holders are authorized to vote upon such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Dated: , 2020

Signature(s)

Signature (if held jointly)

Title(s), if any

Please sign exactly as your name(s) appear(s) hereon. If shares are issued in the name of two or more persons, all such persons should sign the proxy. A proxy executed by a corporation other company should be signed in its name by its authorized officers. Executors, administrators, trustees and partners should indicate their positions when signing.

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